UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMREIT, INC.
(Name of Subject Company)

MIRELF III REIT LIQUIDITY, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
MADISON INTERNATIONAL HOLDINGS III, LLC
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF III REIT Liquidity, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$6,175,001.25	$440.28

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,245,455 Shares at a purchase price equal to $2.75 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$440.28
Form or Registration	Schedule TO-T
Filing Party:	MIRELF III REIT Liquidity, LLC
Date Filed:	March 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to and amends and supplements the offer (the “Offer”) commenced on March 19, 2010 (the “Original TO”) by MIRELF III REIT Liquidity, LLC, a Delaware limited liability company (the “Purchaser”) to purchase up to 2,245,455 shares of common stock (the “Shares”) in AmREIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $2.75 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2010 (the “Offer to Purchase”), and in the related Amended Letter of Transmittal and in the Application for Transfer, copies of which are attached to the Original TO as Exhibits (a)(1), (a)(2) and (a)(3) respectively.

All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Original TO or the Offer to Purchase.

The items of this Schedule TO are amended and supplemented as follows:

Items 1 through 9, and Item 11.

1.  The paragraph of the SUMMARY TERM SHEET section opposite the section captioned “WHEN WILL THE PURCHASER PAY ME FOR THE SHARES I TENDER?” on page 5 of the Offer to Purchase is hereby amended and restated to provide in its entirety as follows:

The Purchaser will pay you following the expiration of the Offer and the Purchaser’s acceptance for purchase of the Shares you tender, upon confirmation by the Corporation that it will register the transfer of your Shares to the Purchaser or its designee.  The Purchaser's obligation to pay you is governed by Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the purchase price or return the tendered Shares promptly after the termination or withdrawal of the Offer.

2.  The paragraph of item #2 of the WHY YOU SHOULD ACCEPT THIS OFFER section captioned “ YOU CAN SELL ALL OR PART OF YOUR SHARES” on page 8 of the Offer to Purchase and on page 3 of the Form Letter to Shareholders is hereby amended and restated to provide in its entirety as follows:

YOU CAN SELL ALL OR PART OF YOUR SHARES.  The terms of the Offer give you the option to sell all or part of your Shares.  Shareholders who sell their Shares in the Offer will lose the right to any and all possible future benefits from the  Shares they sell.

3.  The paragraph of item #3 of the WHY YOU SHOULD ACCEPT THIS OFFER section captioned “FORMER HOLDERS OF OLD AMREIT CLASS C AND D SHARES HAVE THE OPPORTUNITY TO REALIZE THE BENEFITS OF THE “EXTRA” SHARES ISSUED TO THEM IN THE REITPLUS  MERGER” on page 8 of the Offer to Purchase and on page 3 of the Form Letter to Shareholders is hereby amended to add the following text:

The price per Share being offered in the Offer is less than $9.50, the net asset value per share that the Corporation reported in its proxy materials that it used for accounting purposes in connection with the Merger.

4.  The paragraph of item #7 of the WHY YOU SHOULD ACCEPT THIS OFFER section captioned “FUTURE LEVELS OF CASH DIVIDENDS BY THE CORPORATION ARE UNCERTAIN” on page 8 of the Offer to Purchase and on page 3 of the Form Letter to Shareholders is hereby amended to add the following text:

The Purchaser believes that some other non-traded real estate investment trusts (i.e., REITS whose shares, like the Corporation's, are not traded on any exchanges) have disclosed similar uncertainty as to their future dividend payments.

5.  The first sentence in the third full paragraph on page 2 of the Letter of Transmittal is hereby amended and restated as follows:

Subject to and effective upon acceptance for payment of any of the Shares tendered hereby, the undersigned hereby sells, assigns, and transfers to the Purchaser all right, title, and interest in and to (including any and all possible future benefits from) such Shares that are purchased pursuant to the Offer.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Offer to Purchase dated May 19, 2010*

(a)(2) Letter of Transmittal*

(a)(3) Application for Transfer*

(a)(4) Form of Letter to Shareholders dated May 19, 2010*

(a)(5) Form of Advertisement in Investor’s Business Daily*

 (b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________________

* Previously filed as Exhibits to the Original TO

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2010

MIRELF III REIT LIQUIDITY, LLC By: Madison International Real Estate Liquidity Fund III REIT Its: Sole Member

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP By: Madison International Holdings III, LLC Its: General Partner

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS III, LLC

By:	/s/Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated May 19, 2010*

(a)(2)	Letter of Transmittal*

(a)(3)	Application for Transfer*

(a)(4)	Form of Letter to Shareholders dated May 19, 2010*

(a)(5)	Form of Advertisement in Investor’s Business Daily*

______________________
* Previous filed as Exhibits to the Original TO